EXHIBIT 99.1

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(Expressed in Canadian Dollars)
(Unaudited)

1600 – 570 Granville Street
Vancouver, BC V6C 3P1

Phone: 604-558-1784
Email: invest@pretivm.com

PRETIUM RESOURCES INC.
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited – Expressed in Canadian Dollars)

	Notes	June 30, 2013	December 31, 2012

ASSETS

Current assets
Cash and cash equivalents		$33,312,282	$28,991,606
Receivables		14,889,640	16,229,242
Deposits and prepaid expenses		194,078	282,277
		48,396,000	45,503,125

Non-current assets
Restricted cash	3	1,208,000	1,139,000
Property, plant and equipment		7,088,732	4,670,846
Mineral interests	3	645,878,517	596,158,842
		654,175,249	601,968,688

Total Assets		$702,571,249	$647,471,813

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$10,531,876	$15,437,434

Non-current liabilities
Decommissioning and restoration provision		1,681,458	1,179,537
Deferred income tax liability		14,261,267	9,600,910
Total liabilities		26,474,601	26,217,881

EQUITY

Share capital	4	681,669,600	623,469,609
Share based payment reserve	4	50,158,634	44,529,084
Deficit		(55,731,586)	(46,744,761)
Total equity		676,096,648	621,253,932

Total Equity and Liabilities		$702,571,249	$647,471,813

These condensed consolidated interim financial statements are authorized for issuance by the Board of Directors on August 1, 2013.

On behalf of the Board:
“Ross A. Mitchell”	“C. Noel Dunn”
Ross A. Mitchell (Chairman of Audit Committee)	C. Noel Dunn (Director)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited – Expressed in Canadian Dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2013	2012	2013	2012

EXPENSES

Amortization		$15,931	$51,466	$34,827	$107,133
Consulting		10,000	22,094	22,250	39,352
General and administrative		199,048	206,456	409,985	341,444
Insurance		79,099	73,485	153,725	160,506
Investor relations		271,919	172,153	493,321	413,659
Listing fees		218,034	48,078	483,210	509,251
Professional fees		115,287	41,450	190,641	314,322
Salaries		336,061	326,215	696,582	675,364
Share-based compensation	4	1,539,870	1,663,467	3,244,562	3,807,223
Travel and accommodation		55,675	43,323	105,678	96,644

Loss before other items		2,840,924	2,648,187	5,834,781	6,464,898

OTHER ITEMS

Accretion of decommissioning and restoration provision		7,737	1,193	13,659	2,386
Interest income		(152,461)	(170,340)	(238,251)	(235,401)

Loss before taxes		2,696,200	2,479,040	5,610,189	6,231,883

Deferred income tax expense		1,559,545	958,155	3,376,636	1,703,608

Net loss and comprehensive loss for the period		$4,255,745	$3,437,195	$8,986,825	$7,935,491

Basic and diluted loss per common share		$0.04	$0.04	$0.09	$0.09

Weighted average number of common shares outstanding		100,605,005	91,297,136	100,086,036	89,378,125

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Expressed in Canadian Dollars)

		Six months ended June 30,
	Notes	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period		$(8,986,825)	$(7,935,491)
Items not affecting cash:
Accretion of decommissioning and restoration provision		13,659	2,386
Amortization		34,827	107,133
Deferred income tax expense		3,376,636	1,703,608
Share-based compensation	4	3,244,562	3,807,223
Change in non-cash working capital items:
Receivables		13,857	(53,456)
Prepaid expenses		88,199	215,739
Due from Silver Standard Resources Inc.		-	501,989
Accounts payable and accrued liabilities		(786,143)	(1,311,272)

Net cash used in operating activities		(3,001,228)	(2,962,141)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued, net	4	59,483,712	98,051,007
Proceeds from exercise of stock options		-	128,641

Net cash generated by financing activities		59,483,712	98,179,648

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral interests	3	(49,015,284)	(36,537,638)
Purchase of property, plant and equipment		(3,077,524)	(748,595)
Restricted cash		(69,000)	(510,245)

Net cash used in investing activities		(52,161,808)	(37,796,478)

Change in cash and cash equivalents for the period		4,320,676	57,421,029

Cash and cash equivalents, beginning of period		28,991,606	16,447,223

Cash and cash equivalents, end of period		$33,312,282	$73,868,252

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited – Expressed in Canadian Dollars)

		Common shares
	Note	Number of shares	Amount	Share-based payments reserve	Deficit	Total
Balance – December 31, 2011		86,860,086	$511,262,747	$30,747,469	$(31,501,737)	$510,508,479
Shares issued under flow-through agreement		1,250,000	19,437,500	-	-	19,437,500
Shares issued under prospectus offering		5,554,500	80,540,250	-	-	80,540,250
Share issue costs		-	(5,614,243)	-	-	(5,614,243)
Deferred income tax on share issuance costs		-	1,338,538	-	-	1,338,538
Value assigned to options vested		-	-	7,178,947	-	7,178,947
Shares issued upon exercise of options, for cash		13,050	128,641	-	-	128,641
Transfer from contributed surplus on exercise of options		-	62,706	(62,706)	-	-
Loss for the period		-	-	-	(7,935,491)	(7,935,491)

Balance – June 30, 2012		93,677,636	$607,156,139	$37,863,710	$(39,437,228)	$605,582,621
Balance – December 31, 2012		94,827,636	$623,469,609	$44,529,084	$(46,744,761)	$621,253,932
Shares issued under flow-through agreement	4	1,648,550	19,337,492	-	-	19,337,492
Shares issued under private placement		5,780,346	40,000,000	-	-	40,000,000
Share issue costs	4	-	(1,517,198)	-	-	(1,517,198)
Deferred income tax on share issuance costs		-	379,697	-	-	379,697
Value assigned to options vested	4	-	-	5,629,550	-	5,629,550
Loss for the period		-	-	-	(8,986,825)	(8,986,825)

Balance – June 30, 2013		102,256,532	$681,669,600	$50,158,634	$(55,731,586)	$676,096,648

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars)

1.
NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010.  The address of the Company’s registered office is 1600 – 570 Granville St., Vancouver, BC, V6C 3P1.

The Company owns the Brucejack and Snowfield Projects (the “Projects”) located in Northwest British Columbia, Canada.  The Company is in the process of advancing the Brucejack Project, which has been determined to contain economically recoverable mineral reserves as communicated through our National Instrument 43-101 compliant “Feasibility Study and Technical Report for the Brucejack Project, and exploring the Snowfield Project.  The Company’s continuing operations and the underlying value and recoverability of the amount shown for the mineral interests are entirely dependent upon the existence of economically recoverable mineral reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the Projects, obtaining the necessary permits to mine, and on future profitable production or from the proceeds from the disposition of the Projects.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)
Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Accordingly, these Financial Statements do not include all of the information and footnotes required by IFRS for complete financial statements for year-end reporting purposes. These financial statements should be read in conjunction with the Company’s financial statements for the year ended December 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied by the Company in these financial statements are the same as those applied by the Company in its most recent annual consolidated financial statements for the year ended December 31, 2012.

b)
Critical accounting estimates and judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements.

•
Impairment

The Company considers both external and internal sources of information in assessing whether there are any indicators that mineral interests are impaired.  External sources of information include changes in the market, and the economic and legal environment in which the Company operates.  Internal sources of information include the manner in which mineral interests are being used or are expected to be used.  Management has assessed impairment indicators on the Company’s mineral interests and has concluded that no impairment indicators existed as of June 30, 2013.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

b)
New accounting standards and recent pronouncements

The following standards are effective for annual years beginning on or after January 1, 2013.  The Company has assessed the impact of these standards and has determined that they do not have a material impact on the Company.

•
IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.  IFRS 10 replaces SIC 12, Consolidation – Special Purpose Entities and parts of IAS 27, Consolidation and Separate Financial Statements.

•
IFRS 13, Fair Value Measurement, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement under IFRS.  The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.

There are no other IFRS or IFRIC interpretations that are not yet effective that are expected to have a material impact on the Company.

3.	MINERAL INTERESTS The Company’s mineral interests consist of gold/copper/silver exploration projects located in northwest British Columbia.

	Six months ended June 30, 2013
	Brucejack	Snowfield	Total

Acquisition
Balance, beginning of period	$142,949,319	$309,067,638	$452,016,957
Additions in the period	81,598	-	81,598
Balance, end of period	$143,030,917	309,067,638	452,098,555

Exploration
Balance, beginning of period	$143,602,828	$539,057	$144,141,885
Costs incurred in the period
Project	30,376,217	-	30,376,217
Feasibility	6,177,567	-	6,177,567
Temporary Road and Bridges	10,766,763	-	10,766,763
Other	6,469,838	-	6,469,838
Recoveries	(4,152,308)	-	(4,152,308)
Balance, end of period	$193,240,905	539,057	193,779,962
Balance, June 30, 2013	$336,271,822	309,606,695	645,878,517

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars)

3.	MINERAL INTERESTS (Cont’d)

	Year ended December 31, 2012
	Brucejack	Snowfield	Total

Acquisition
Balance, beginning of year	$142,888,167	$309,064,110	$451,952,277
Additions in the year	61,152	3,528	64,680
Balance, end of year	$142,949,319	$309,067,638	$452,016,957

Exploration
Balance, beginning of year	$38,531,290	$278,902	$38,810,192
Costs incurred in the year
Project	73,499,033	-	73,499,033
Feasibility	8,472,876	270,381	8,743,257
Temporary Road and Bridges	22,214,796	-	22,214,796
Other	9,778,833	(10,226)	9,768,607
Recoveries	(8,894,000)	-	(8,894,000)
Balance, end of year	$143,602,828	$539,057	$144,141,885
Balance, December 31, 2012	$286,552,147	$309,606,695	$596,158,842

Snowfield and Brucejack Projects

In relation to the Brucejack Project, the Company has $1,208,000 of restricted cash comprised of $889,000 in the form of Guaranteed Investment Certificates (“GIC’s”) as security deposits with various government agencies in relation to close down and restoration provisions for the Projects, $250,000 in the form of a letter of credit which represents the cash collateral to a vendor in respect of high purchasing volume and $69,000 in the form of a GIC with the bank as a security deposit for a corporate credit card.

The Brucejack Project is subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

4.	CAPITAL AND RESERVES

Authorized Share Capital

On February 15, 2013, the Company closed a private placement of 361,300 Investment Tax Credit flow-through common shares at a price of $13.84 per flow-through share and 1,287,250 Canadian Exploration Expense flow-through common shares at a price of $12.43 per flow-through share for aggregate proceeds of $21,000,910.  The Company bifurcated the gross proceeds between share capital of $19,337,492 (before share issue costs of $1,477,429) and flow-through share premium of $1,663,418.

On April 26, 2013, the Company closed a private placement of 5,780,346 common shares at a price of $6.92 per common share for gross proceeds of approximately $40 million.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars)

4.	CAPITAL AND RESERVES (Cont’d)

Share Option Plan

Expiry date	Exercise price ($)	December 31, 2012	Granted	Exercised /Forfeited	June 30, 2013	Exercisable
December 21, 2015	6.00	2,725,000	-	-	2,725,000	2,725,000
January 28, 2016	6.10	1,575,000	-	-	1,575,000	1,575,000
February 10, 2016	8.73	100,000	-	(50,000)	50,000	50,000
March 16, 2016	11.01	645,000	-	-	645,000	645,000
August 11, 2016	9.55	113,750	-	-	113,750	113,750
November 2, 2016	9.73	275,000	-	-	275,000	275,000
December 15, 2016	11.78	1,433,200	-	(15,000)	1,418,200	1,418,200
January 24, 2017	16.40	115,000	-	-	115,000	86,250
March 8, 2017	17.46	10,000	-	-	10,000	7,500
April 6, 2017	14.67	20,000	-	-	20,000	15,000
May 10, 2012	13.50	10,000	-	-	10,000	7,500
May 14, 2012	14.71	75,000	-	-	75,000	56,250
July 19, 2017	13.54	100,000	-	-	100,000	50,000
December 12, 2017	13.70	1,345,000	-	(15,000)	1,330,000	665,000
March 5, 2018	7.56	-	35,000	(20,000)	15,000	3,750
May 13, 2018	6.40	-	150,000	-	150,000	37,500
		8,541,950	185,000	(100,000)	8,626,950	7,730,700

Weighted average exercise price		$9.13	$6.62	$9.70	$9.07	$8.63
Weighted average remaining contractual life (years)					3.11

The total stock option expense for the six month period ended June 30, 2013 is $5,629,550 of which $3,244,562 has been expensed in the statement of loss and $2,384,988 has been capitalized to mineral interests.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the three month periods ended June 30, 2013 and June 30, 2012 using the Black-Scholes option pricing model:

Six months ended June 30
	2013	2012
Risk-free interest rate	1.15%	1.37%
Expected volatility	66.49%	67.91%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars)

5.	RELATED PARTIES

Transactions with directors and key management personnel

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Salaries and management fees	$303,821	$274,000	$604,071	$548,000
Share based compensation	1,218,533	1,521,727	2,752,856	3,391,650
Total management compensation	$1,522,354	$1,795,727	$3,356,927	$3,939,650

Subsidiaries

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Pretium Exploration Inc.	British Columbia, Canada	100%	Holds interest in the Brucejack and Snowfield Projects
0890696 BC Ltd.	British Columbia, Canada	100%	Holds real estate in Stewart, BC